Exhibit 99.1

MEDIA RELEASE

June 24, 2025

Algoma Steel Group Inc. Announces Results of Voting at Annual Meeting of Shareholders

SAULT STE. MARIE, ONTARIO (June 24, 2025) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, announced today the results of voting at its annual meeting of shareholders (the “Meeting”) held on June 24, 2025.

All of the nominees listed in the management information circular prepared in connection with the Meeting were elected as directors of the Company. The Company received proxies and virtual votes at the Meeting as set out below:

Nominee	Votes For	Votes Withheld	Total Votes
Mary Anne Bueschkens	63,288,046	1,619,736	64,907,782
Sean Donnelly	63,618,650	1,289,132	64,907,782
Michael Garcia	63,619,558	1,288,224	64,907,782
James Gouin	63,618,100	1,289,682	64,907,782
Andy Harshaw	63,514,669	1,393,113	64,907,782
Sanjay Nakra	63,563,641	1,344,141	64,907,782
Melinda J. Newman	63,512,570	1,395,212	64,907,782
Eric S. Rosenfeld	62,962,411	1,945,371	64,907,782
Gale Rubenstein	63,480,639	1,427,143	64,907,782
David D. Sgro	59,221,098	5,686,684	64,907,782

The Company reports that the appointment of Deloitte LLP as the Company’s auditors for the 2025 calendar year was passed by a majority of the votes represented at the Meeting.

The Company also reports that the non-binding advisory resolution on executive compensation, outlined in the management information circular dated May 1, 2025, was approved by a majority of votes at the Meeting. The circular is available on SEDAR+ and the Securities and Exchange Commission’s (“SEC”) EDGAR website. The Company’s full report of voting results on matters presented at the Meeting can be found under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the SEC’s EDGAR website at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding Algoma’s transition to electric arc furnace (EAF) steelmaking, Algoma’s future as a leading producer of green steel, Algoma’s modernization of its plate mill facilities, transformation journey, ability to deliver greater and long-term value, ability to offer North America a secure steel supply and a sustainable future, and investment in its people, and processes. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in Algoma’s Annual Information Form, filed by Algoma with applicable Canadian securities regulatory authorities (available under the company’s SEDAR+ profile at www.sedarplus.com) and with the SEC, as part of Algoma’s Annual Report on Form 40-F (available at www.sec.gov), as well as in Algoma’s current reports with the Canadian securities regulatory authorities and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Algoma Steel

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products, including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (“DSPC”) is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today, Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future.

For more information, please contact:

Michael Moraca

Vice President – Corporate Development & Treasurer

Phone: 705.945.3300

E-mail: IR@www.algoma.com